

October 5, 2010

By facsimile to 011-86-28-660-67199 and U.S. Mail

Mr. Law Yau Yau
Chief Executive Officer and President
Blue Spa Incorporated
26/F Building A, Times Plaza
2 Zongfu Road
Chengdu 610016, People's Republic of China

Re: Blue Spa Incorporated
        Registration Statement on Form S-1
        Filed September 13, 2010
        File No. 333-169331

Dear Mr. Yau Yau:

We have reviewed your registration statement and have the comments below. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

General

1. Your filing indicates that your company is a development stage company involved primarily in organizational activities to date with nominal assets, no revenues, no working capital, no firm commitments for raising additional financing, no operations, no manufactured products, no definitive agreements to license or sell its products, and no employees. These and other facts suggest that your company's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us your analysis why you believe that Rule 419 does not apply to your offering or revise the registration statement to

comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2).

2. Please advise us of all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

3. We note that you are proposing to register the resale of 3,000,000 shares by the selling security holders. We further note that this resale would occur on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of this offering relative to the number of outstanding shares held by non-affiliates as well as the nature of the selling security holders, we believe that this transaction might be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, you may wish to address the following factors:

   - The number and nature of the selling security holders and the percentage of the overall offering made by each security holder.

   - The date on which and the manner in which each selling security holder received its securities.

   - The relationship of each selling security holder to the registrant, including an analysis of whether the selling security holder is an affiliate of the registrant.

   - Any relationships among the selling security holders.

   - The dollar value of the securities registered in relation to the proceeds that the registrant received from the selling security holders for the securities, excluding amounts of proceeds that were returned or will be returned to the selling security holders and/or their affiliates in fees or other payments.

   - Whether or not any of the selling security holders is in the business of buying and selling securities.

Please refer to Question 612.09 of the Division's Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

4. Please revise the disclosure throughout the filing to state that Blue Spa currently is a shell company because it appears from the disclosure that Blue Spa has both nominal operations and nominal assets. <u>See</u> Rule 405 of Regulation C under the Securities Act. Further, please revise the related Rule 144 disclosure to reflect that Blue Spa currently is a shell company.

5. Please disclose the specific factual basis for and the context of all Blue Spas beliefs, understandings, estimates, and opinions. To the extent that Blue Spa relies on market analyses, please disclose whether the source is publicly available. If the source is unavailable for nominal or no charge, Blue Spa must provide consent for its use or adopt the information as its own. Also, please provide us copies of all sources used for disclosure of statistics.

<u>Front Cover Page of the Registration Statement</u>

6. Since the securities being registered are to be offered and sold on a continuous or delayed basis, please check the Rule 415 box.

<u>Outside Front Cover Page of the Prospectus</u>

7. Please revise the second paragraph to clarify that to date you have no operations and no revenues and the actions in which you disclose you are engaged are in fact actions in which you intend to or hope to engage. Please make conforming revisions throughout the prospectus, including but not limited to the prospectus summary.

8. Please clarify in the third paragraph that Blue Spa's shares of common stock are not currently quoted on the OTCBB.

<u>The Offering, page 5</u>

9. Disclosure that the offering price is $0.005 is inconsistent with disclosures elsewhere in the registration statement that the offering price is $0.10 per share. Please reconcile the disclosures.

<u>Risk Factors, page 7</u>

10. We note the statements "The risks described below are not the only ones facing Blue Spa. Additional risks not presently known to Blue Spa may also impair its business operations." Since Blue Spa is required to disclose all risks that it believes are material at this time, please delete the statements.

<u>2. Because Blue Spa has only recently commenced business operations….,page 6</u>

11. Please explain briefly what the first three phases of Blue Spa's plan of operations are.

6. As Blue Spa outsources the manufacturing of its products…, page 8; 7. Third party distributors will deliver Blue Spa's products…,page 8; 9. Blue Spa will rely on third-party suppliers to provide raw materials for Blue Spa's products…,page 8

12. Please disclose whether Blue Spa has entered into agreements with independent manufacturers, third party distributors, and third party suppliers. If Blue Spa has entered into agreements with any of these parties, please disclose the material terms, including duration, of the agreements in the business section. Further, please file the agreements as exhibits to the registration statements.

Risks associated with Blue Spa, page 9

13. Disclosure indicates that Blue Spa's sole director and officer, Mr. Law Yau Yau, is not a resident of the United States. Consequently, it may be difficult for investors to effect service of process on Mr. Yau Yau in the United States and to enforce in the United States judgments obtained in United States courts against Mr. Yau Yau based on the civil liability provisions of the United States securities laws. Please include as a discrete risk factor disclosure of the difficulty that investors may have in effecting service of process on Blue Spa's sole director and officer in the United States and in enforcing in the United States judgments obtained in United States courts against him based on the civil liabilities provisions of the United States securities laws. Further, if a substantial portion of Blue Spa's assets is located outside the United States, please provide comparable risk factor disclosure of the difficulty that investors may have in effecting service of process on Blue Spa and in enforcing in the United States judgments obtained in United States courts against Blue Spa based on the civil liabilities provisions of the United States securities laws.

13. Since Blue Spa's management lacks any formal training or experience…,page 9

14. Generally, each risk factor should discuss a single risk. Please revise your risk factor disclosure to discuss management's inexperience and Blue Spa's ability to attract and retain key personnel as separate risk factors.

14. Blue Spa's principal shareholder owns a significant percentage of Blue Spa's shares of common stock…,page 9

15. Please identify Blue Spa's principal shareholder by name.

Selling Shareholders, page 11

16. Please disclose any position, office, or other material relationship which each selling shareholder has had within the past three years with Blue Spa or any of its predecessors or affiliates. See Item 507 of Regulation S-K. In addition, please tell us whether any of the selling shareholders is not a natural person.

Plan of Distribution, page 12

17. We note the statement "This is a self-underwritten offering." Since this is a secondary offering on behalf of the selling shareholders and not a primary offering by Blue Spa, please revise your disclosure accordingly.

18. Please disclose, if true, that your common stock qualifies as a penny stock.

19. Please disclose that the selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with any sales covered by the registration statement.

Description of the Securities to be Registered, page 14
Common Stock, page 14; Balance Sheet, page F-2; 4. Common stock, page F-12

20. Disclosure that seven million shares of common stock are "outstanding but not issued" is inconsistent with disclosure on page 15 that seven million shares of common stock are "issued and outstanding." Please reconcile the disclosures.

Interests of Named Experts and Counsel, page 15

21. Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Description of Business, page 15; Description of Property, page 23

22. Disclosure indicates that Blue Spa rents its administrative office. Please disclose the duration of the lease agreement, and file the lease agreement as an exhibit to the registration statement if it is a material contract.

Plan of Operation, page 16

23. Please clarify whether phase 1 and phase 2 overlap or whether phase 1 must be completed before Blue Spa begins phase 2.

Future Plans, page 17
Catalogue, page 17

24. Disclosure states that the original Banana Republic catalogue will be used as a model. Please clarify what you mean by this disclosure.

Accounting and Audit Plan, page 17

25. We note your reference to an outside consultant. Please tell us the name of this consultant and explain to us what services the consultant provides to you. Please note that we may have additional comments based on your response.

Products, page 17

26. Please clarify at the outset that none of your skin care products, fitness apparel, or related accessories is in production and that you have not begun research and development of them. We note the disclosures on pages 20 and 21.

Skin Care, page 17

27. Disclosure states that the products in the Water Range will be developed in Blue Spa's labs to be located in the Brittany region of France. Please clarify that Blue Spa's first goal is to identify and reach an agreement with a lab located in the Brittany region of France. We note the disclosure on page 21.

Distribution Methods, page 21

28. Disclosure states that distribution of Blue Spa's skin care products and fitness apparel and related accessories will be managed from a facility in Hong Kong for the short term. Please clarify what period of time the phase "short term" encompasses.

Dependence on Customers, page 23

29. Disclosure states that Blue Spa is currently not dependent on one or a few major customers. Please clarify that Blue Spa currently has no customers.

Employees, page 23

30. Please disclose Blue Spa's projected schedule for employing a vice president of product development, a director of retail operations, a director of finance, a creative director, and an administrative manager. Similarly, please disclose Blue Spa's projected schedule for identifying and appointing industry advisors.

SEC Filings, page 24

31. We note the statement "unless Blue Spa has the requisite number of shareholders it is only obliged to report to the SEC for one year." Please clarify whether Blue Spa intends to cease reporting if it does not have the requisite number of shareholders.

Financial Statements, page 26

32. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Directors, Executive Officers, Promoters and Control Persons, page 41

33. Disclosure states that Mr. Law Yau Yau also has been a quality control manager for another company since January 2005. Please disclose here and in the risk factors section the amount of time that Mr. Yau Yau is able to dedicate to Blue Spa and its business as well as the impact, if any, anything less than a full time commitment might have on your growth and development.

Director independence, page 44

34. Disclosure that Mr. Law Yau Yau is the sole member of Blue Spa's audit committee is inconsistent with disclosure on page 42 that Blue Spa does not have an audit committee. Please reconcile the disclosures.

Undertakings, page 48

35. Since this is a secondary offering and not a primary offering, the undertakings under paragraph 4 are inapplicable to this offering. Please delete the undertakings under paragraph 4.

Exhibits

36. We note that exhibits 3.1, 3.2, 3.3, 5.1, 14, 23.2, and 23.2 are included within the body of the registration statement. Further, we note that exhibits 3.2, 5.1, 14, 23.1, and 23.2 also are tagged and filed separately as exhibits, but exhibits 3.1 and 3.3 are not tagged and are not filed separately as exhibits. Please refile exhibits 3.1 and 3.3 tagged and filed separately as exhibits. See the term "Tag" in Rule 11 of Regulation S-T.

Exhibit 5.1

37. We note that your company is organized under Nevada law. We further note that counsel's opinion contains a limitation disclosing that counsel is admitted to practice law only in Pennsylvania and Florida. Please either refile counsel's opinion without a jurisdictional limitation or provide an opinion of counsel from counsel admitted to practice law in Nevada.

38. Please have counsel revise its opinion to include counsel's consent to being named in the registration statement.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M.

Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director